SUB-ITEM 77C:

SHAREHOLDER VOTING RESULTS:  A Special Meeting of
Shareholders of Armada GNMA Fund was held on November 18,
2003. The following represents the results of the proposals voted on:

PROPOSAL 1

To consider a proposal to approve a Plan of Reorganization providing for the transfer of all of the assets and all liabilities of the Armada GNMA Fund (the "Selling Fund") in exchange for shares of the Armada U.S. Government Income
Fund. The shares so received will be distributed to shareholders of the Selling Fund and the Selling Fund will be terminated as soon as practicable thereafter. These actions are referred to as the "Reorganization."


               SHARES VOTED       % OF VOTED          % OF TOTAL
FOR          14,156,175.762         94.496             99.880
AGAINST           8,323.768           .055               .059
ABSTAIN           8,663.218           .058               .061
TOTAL        14,173,162.748         94.609            100.000